FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Issued:  Friday 23 January 2009, London UK - LSE Announcement

GSK to drive growth in emerging markets with acquisition of UCB products

GlaxoSmithKline plc (GSK) today announced that it has signed an agreement with UCB S.A to acquire its current marketed product portfolio across certain territories in Africa, the Middle East, Asia Pacific and Latin America, for a cash consideration of €515 million (£483 million.)

Commenting on the acquisition Abbas Hussain, President, Emerging Markets, GSK said, "As part of our strategy to grow and diversify GSK's business, we are continuing to make new investments in emerging markets. This acquisition will strengthen and expand GSK's product portfolio in these countries, helping us to meet the needs of patients, particularly in the areas of epilepsy and respiratory."

As a result of the agreement, GSK will acquire several leading pharmaceutical brands in a number of disease areas. These include Keppra® for the treatment of epilepsy and Xyzal® and  Zyrtec® for the treatment of allergic rhinitis.

The commercial operations and product distribution rights to be acquired by GSK represent approximately three to four percent of UCB's 2008 expected revenue of at least €3.3 billion (£3.09 billion.)

The acquired products will be sold in multiple territories. Asia Pacific territories include Malaysia, Taiwan, Thailand and Vietnam. Middle Eastern territories include Egypt, Pakistan, Saudi Arabia and United Arab Emirates. African territories include South Africa.  Latina territories include Argentina and Chile. Territories excluded are China, South Korea, India, Australia, Mexico, Brazil and Malta.

Completion of the acquisition is expected to take place in late March 2009.

Notes to editors

This acquisition follows the agreement GSK announced with South African-based pharmaceuticals company Aspen in July 2008, which significantly extended GSK's pharmaceuticals portfolio in emerging markets, the acquisition of the Egyptian mature products business of Bristol Myers Squibb (BMS) in October 2008 and the acquisition of BMS Pakistan in December 2008.

Emerging markets are forecast to account for 40% of growth in the worldwide pharmaceutical market by 2020. GSK already has a strong geographical footprint in emerging markets and has established a new strategy to accelerate sales growth in these markets, through broadening its product portfolio.

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

S M Bicknell
Company Secretary

23 January 2009

Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	Alice Hunt	(020) 8047 5502
	David Outhwaite	(020) 8047 5502
	Stephen Rea	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Sarah Alspach	(215) 751 7709

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill	(215) 751 7002

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2007.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:  January 23, 2009

                                                                                                                                                                                                                                                                             By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc